23003013

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MAR 31 2023
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SEC FILE NUMBER
8-49806

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DOUGALL & ASSOCIATES INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

445 EAST NORTH WATER STREET APT 2203
(No. and Street)

CHICAGO	ILLINOIS	60611
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHAD BLUETT	312-663-2670	cbluett@dougallassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jesser, Ravid, Jason, Basso, and Farber, LLP
(Name – if individual, state last, first, and middle name)

150 N. Wacker Drive, Suite 3100	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, CHAD BLUETT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DOUGALL & ASSOCIATES INC., as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEREK D. SODERQUIST
My Commission Expires 02-18-2031
NOTARY PUBLIC SEAL
Lake County
Commission Number NP0664252
STATE OF INDIANA

Signature:

Title:
PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE (312) 782-4710
FAX (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON STATEMENT OF FINANCIAL CONDITION

To the Board of Directors and Stockholders of
Dougall & Associates, Inc.
Chicago, IL

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dougall & Associates, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Dougall & Associates, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dougall & Associates, Inc.'s management. Our responsibility is to express an opinion on Dougall & Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dougall & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as Dougall & Associates, Inc.'s auditor since 2022.

Chicago, IL

March 27, 2023

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition

As of December 31, 2022

Assets		
Cash and cash equivalents	$	58,677
Receivables from broker-dealers		111,411
Other receivables		37,191
Securites owned-at Market Value		428,640
Property & Equipment, at cost (net accumulated depreciation of $ 2,151)		1,297
Total Assets	$	637,216
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	90,734
Total Liabilities		90,734
Stockholders' equity		
Common stock		1,000
Retained earnings		545,482
		546,482
Total Liabilities and Stockholders' Equity	$	637,216

DOUGALL & ASSOCIATES, INC.

Notes to Statement of Financial Condition

December 31, 2022

1. Organization and Business

Dougall & Associates, Inc. (the "Company") is a broker-dealer operating as a floor broker on the NYSE Chicago Exchange. The Company engages in proprietary trading activities and brokerage services. The Company incorporated under Illinois law on December 15, 1996. The Company does not carry customer accounts as defined in Rule 15c3-3 of the Securities Act.

2. Summary of Significant Accounting Policies

Securities Valuation and Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (see note 9).

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the stockholders.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2019. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2022.

Fixed Assets

Furniture, equipment, and software are stated at historical cost and consists of furniture and fixtures and equipment. Furniture, fixtures and equipment are depreciated based upon their useful life, generally five or seven years, software is amortized over its useful life of five years.

Cash Equivalents

Cash equivalents consist of money market deposits with maturities of less than three months.

3. Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers.* The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Trading Revenue. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company executes a trade and marks up the trade to produce a trading profit. Trading income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Floor Brokerage Services. The Company provides brokerage execution services to various customers whereby a customer requests the Company to transact or execute the purchase or sale of specific stocks as instructed by the customer. The Company invoices these customers typically monthly for the various services in which the Company has purchased and sold pursuant to the customer requests. The Company believes that the performance obligation is met on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company.

The Company had brokerage receivable arising from these floor brokerage services of $37,191 at December 31, 2022.

4. Clearing Agreement

The Company has a clearing agreement with Axos Clearing LLC who provides execution and clearing services for the Company in accordance with orders placed by the Company's traders.

5. Credit Concentration

At December 31, 2022, a significant credit concentration consisted of $111,411 representing the fair value of the Company's account carried by its clearing broker, Axos Clearing LLC which included cash balances of $8,638 and a receivable of $102,773. Management does not consider any credit risk associated with this receivable to be significant.

6. Receivables from Broker-Dealers

Receivables from broker-dealers include cash balances due the Company's broker, and the net amount receivable or payable for securities transactions pending settlement. The Company's broker provides execution, clearing and depository services for the Company's securities trading activities.

7. Off-Balance Sheet Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent that any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

From time to time, the Company maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Statement of Financial Condition.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2022, the Company had net capital and net capital requirements of $533,833 and $100,000, respectively.

9. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

9. Fair Value Disclosure, Continued

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities listed on an exchange and which are freely transferable are valued at their last sale price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

At December 31, 2022, the Company had one level 1 investments:

430,000 U S Treasury Bill due February 2, 2023	$ 428,640

The Company had no level 2 or level 3 investments at December 31, 2022.

10. Occupancy

The Financial Accounting Standards Board ("FASB") issued *ASU 2016-02, Leases*, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition.

The Company is not a party to any lease agreements that extend beyond 12 months. No rent expense was recorded during the year ended December 31, 2022.

11. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2022.

12. Employee Benefit Plans

The Company has implemented a 401k-type profit sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are at least 21 years of age. Generally, employees can defer up to 15% of their gross salary into the plan subject to prescribed limits.

In addition, the Company adopted a noncontributory profit-sharing plan. The plan covers all employees who are 21 years of age, employed on the last day of the plan year, who completed 1,000 hours or more of service.

There were profit-sharing contributions of $77,000 paid during the year ended December 31, 2022. In addition, the Company has accrued $40,000 of estimated contributions for the year ended December 31, 2022.

DOUGALL & ASSOCIATES, INC.

Notes to Statement of Financial Condition, Continued

December 31, 2022

14. Subsequent Events

The Company's management has evaluated events and transactions through March 27, 2023, the date the financial statements were available to be issued.

The Company is currently applying for Membership with the Financial Industry Regulatory